SECURITIES EXCHANGE ACT OF 1934
Release No. 85805 / May 8, 2019

Admin. Proc. File No. 3-17366

In the Matter of

CHANG-ON INTERNATIONAL, INC., and
COMPUTER GRAPHICS INTERNATIONAL INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Chang-On International, Inc., or Computer Graphics International Inc. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Chang-On International, Inc., and Computer Graphics International Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of Chang-On International, Inc., and Computer Graphics International Inc. are revoked. The revocation is effective as of May 9, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Capitol City Bancshares, Inc., Chang-On Int'l, Inc., Comput. Graphics Int'l Inc., John D. Oil and Gas Co., Legal Life Plans, Inc., and Power River Coal Corp.,* Initial Decision Release No. 1351 (Feb. 14, 2019), 2019 WL 626080. The Central Index Key numbers are: 42136 for Chang-On International, Inc.; and 1242513 for Computer Graphics International Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

CAPITOL CITY BANCSHARES, INC.,	:	INITIAL DECISION
CHANG-ON INTERNATIONAL, INC.,	:	MAKING FINDINGS AND
COMPUTER GRAPHICS INTERNATIONAL INC.,	:	REVOKING REGISTRATIONS
JOHN D. OIL AND GAS COMPANY,	:	BY DEFAULT
LEGAL LIFE PLANS, INC., and	:	February 14, 2019
POWDER RIVER COAL CORP.	:	

APPEARANCE: Melissa Armstrong, Beth Collier Groves, Patricia Jo, and Christian D.H. Schultz for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Chang-On International, Inc., and Computer Graphics International Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Securities and Exchange Commission instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 on August 9, 2016. Only Chang-On International, Inc., and Computer Graphics International Inc. remain in the proceeding, which ended as to the remaining captioned respondents in 2016.[1]

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[1] *Capitol City Bancshares, Inc.*, Initial Decision Release No. 1056, 2016 SEC LEXIS 3424 (A.L.J. Sept. 13, 2016), *finality order*, Exchange Act Release No. 79415, 2016 SEC LEXIS 4405 (Nov. 29, 2016) (revoking the registrations of the registered securities of Capitol City Bancshares, Inc., and Powder River Coal Corp.); Exchange Act Release Nos. 78810, 2016 SEC LEXIS 3398 (Sept. 12, 2016); 79230, 2016 SEC LEXIS 4115 (Nov. 3, 2016) (settlement orders as to Legal Life Plans, Inc., and John D. Oil and Gas Company).

On August 22, 2018, in light of *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the Commission ordered a new hearing in each pending proceeding, including this one, before an administrative law judge who had not previously participated in the proceeding, unless the parties expressly agreed to alternative procedures, including agreeing that the proceeding remain with the previous presiding administrative law judge. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3. Accordingly, the proceeding was reassigned to the undersigned. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264 (C.A.L.J. Sept. 12, 2018).

Chang-On International, Inc., is a Utah corporation, and Computer Graphics International Inc., a Nevada corporation; both are located in the People's Republic of China. Each was served with the OIP in accord with 17 C.F.R. § 201.141(a)(2)(ii) – Chang-On, on November 5, 2018, by service on its registered agent, by U.S. Postal Service, and Computer Graphics, on November 7, 2018, by personal service on the Nevada Secretary of State, pursuant to applicable state law. The OIP provides that each respondent's Answer is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b).

Neither Respondent filed an Answer, and each was ordered to show cause by January 4, 2019, why it should not be deemed to be in default and the registration of its securities revoked. *Capitol City Bancshares, Inc.*, Admin. Proc. Rulings Release No. 6408, 2018 SEC LEXIS 3545, at *2 (A.L.J. Dec. 18, 2018). Neither filed an Answer to the OIP or responded to the order to show cause by that date, but the proceeding was stayed on January 16, 2019, as a result of the Commission's "lapse in appropriations." *Pending Admin. Proc.*, Securities Act Release No. 10602, 2019 SEC LEXIS 5, at *1. The stay has now been lifted, and, absent a request for extension of time, any filing due between December 27, 2018, and January 30, 2019, should have been filed by February 13, 2019. *Pending Admin. Proc.*, Securities Act Release No. 10603, 2019 SEC LEXIS 37 (Jan. 30, 2019). To date, neither Respondent has filed an Answer, a response to the order to show cause, or a request for extension of time. Thus, each has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Chang-On and Computer Graphics are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning them, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Chang-On International, Inc. (CIK No. 42136),[2] is a Utah corporation located in Harbin, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chang-On failed to timely report the termination of the auditor-client relationship, as required by Item 304 of Regulation S-K, and is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2014. As of May 31, 2016, the company's common stock (symbol "CAON") was traded on the over-the-counter markets.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Computer Graphics International Inc. (CIK No. 1242513) is a Nevada corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Computer Graphics failed to timely report the termination of the auditor-client relationship, as required by Item 304 of Regulation S-K, and is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2013. As of May 31, 2016, the company's common stock (symbol "CGII") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a

timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Chang-On International, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Computer Graphics International Inc. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

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Carol Fox Foelak
Administrative Law Judge

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[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).